Exhibit 99.1

Bit Digital, Inc. Announces Revised Third Quarter of Fiscal Year 2020 Financial Results

New York, December 21, 2020 /PRNEWSWIRE/ Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), an emerging bitcoin mining company headquartered in New York, U.S. today announced its unaudited financial results for the third quarter ended September 30, 2020. This press release certain errors contained in its press release dated December 18,2020.

Financial Highlights for the Third Quarter 2020

●	Revenue from bitcoin mining business was $7.91 million.

●	The number of bitcoins earned from bitcoin mining business was 739.51.

●	The number of miners was 22,869, with 16,865 miners acquired in the third quarter 2020.

●	The net income from continuing operations of $0.10 million was all from bitcoin mining business, compared to the net loss of $1.79 million for the third quarter 2019.

●	The net loss from discontinued operations was $0.10 million for the third quarter 2020, as we disposed of peer-to-peer and car rental business in the PRC, compared with the net loss from discontinued operations of $1.22 million for the third quarter 2019.

●	The net income was $54 and the earnings per share was $0.00 for the third quarter 2020, compared with the net loss of $3.0 million and loss per share of $0.20 for the same period last year.

Financial Highlights for the Nine Months 2020

●	Revenue from bitcoin mining business was $8.60 million.

●	The number of bitcoins earned from bitcoin mining business was 814.23.

●	The number of miners was 22,869, all miners acquired in the nine months 2020.

●	The net loss from continuing operations of $0.73 million was all from bitcoin mining business, compared to $1.79 million for the nine months 2019.

●	The net loss from discontinued operations was $3.83 million for the nine months 2020, as we provided full impairment on assets for our discontinued peer-to-peer and car rental business in the PRC, compared with the net loss from discontinued operations of $7.68 million for the nine months 2019.

●	The net loss was $4.56 million and the loss per share was $0.18 for the nine months 2020, compared with $9.47 million and $0.63 for the same period last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We commenced our bitcoin mining business from February 2020. On September 14, 2020, the Company officially changed its name from “Golden Bull Limited” to “Bit Digital, Inc.”, which the management believes more closely reflects the Company’s bitcoin mining business. We had already changed our Nasdaq trading symbol to “BTBT”.

On April 8, 2020, we acquired the XMAX Chain Limited, a wholly owned subsidiary based in Hong Kong.

On September 1, 2020, we established Bit Digital USA, Inc. (“BT USA”), a wholly owned subsidiary incorporated in Delaware, United States, through which we intend to operate bitcoin mining business with our miners in the United States. In September, we commenced trial operation with 100 units of M21s miners under operation in Texas, United States.

On September 17, 2020, BT USA entered into a certain agreement with Compute North LLC, an industry leader in large-scale computing infrastructure, headquartered in Minnesota, U.S. Pursuant to the service agreement, Compute North would provide bitcoin mining colocation services in their Nebraska data center facility as well as handle the management of the mining equipment for the Company’s bitcoin mining business, which is expected to save the Company operating utilities and rent cost. Going forward, we expect to have more miners operating in the United States. The first batch of 2,000 M21s miners purchased in the third quarter has been shipped to the United States in November and is expected to be installed to the hosting facility by Compute North by the end of December 2020.

As of September 30, 2020, our hash rate reached 1,250 Ph/s. In December 2020, we closed an asset acquisition of 17,996 bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742, at a consideration of issuance of an aggregate of 4,344,711 common shares, par value $0.01 per share, at a per share price of $3.20. The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being fully deployed, the total energy efficiency is expected to be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%, consuming 124 megawatts of power. The total 17,996 miners acquired in December 2020 were comprised of 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S and 100 Whatsminer M31S.

As of the date of this Report, we had a total of 40,865 miners, including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S, 16,917 Whatsminer M21S and 100 Whatsminer M31S, spreading over Xinjiang, Inner Mongolia and Sichuan Provinces, PRC and Texas and Nebraska in the United States.

By December 18, 2020, we have earned an aggregation of 1,331.2 bitcoins and recognized unaudited revenues of approximately $16.50 million.

The following table presents the number of bitcoins received from the mining pool operator on a monthly basis:

As of November 30, 2020, and September 30, 2020, we had 122 and 60 bitcoins on hand. The following table presents our bitcoin mining activities in coins as of November 30, 2020 and September 30, 2020.

	Number of bitcoins	Amounts
Balance at January 1, 2020	-	$-
Receipt of cryptocurrencies from mining services	814	8,602,226
Sales of cryptocurrencies	(754)	(7,934,446)
Realized loss on sale of cryptocurrencies	-	(15,753)
Balance at September 30, 2020	60	$652,027
Receipt of cryptocurrencies from mining services	405
Sales of cryptocurrencies	(343)
Balance at November 30, 2020	122

Disposition of peer-to-peer lending business and the car rental business in the PRC

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC. Upon the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). In addition to our bitcoin mining business, we expect to operate our car rental business through Golden Bull USA, Inc., a wholly owned subsidiary based in the United States once the Coronavirus pandemic is curtailed.

On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (COVID-19) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations to be materially and adversely affected. Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Beginning in the middle of March, the outbreak of COVID-19 led to adverse impacts on the U.S. and global economies, bringing uncertainty to our operations and customer demand. Various local governments issued orders requiring the closure of non-essential businesses and to curtail all unnecessary travel, and requiring individuals to comply with various shelter-in-place and social distancing orders. We however experienced positive growth from our efforts in investment in miners together with continuous increase in bitcoin market price as investors presented increasing confidence in bitcoins.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. We have concluded that our long lived assets are not impaired. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

We plan to continue to invest in our bitcoin mining business. In December 2020, we closed an asset acquisition of bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742 which increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. With miners transferred to the United Stated, the COVID situation continued to place travel difficulties. The US operations are heavily dependent on our partners.

We continue to actively monitor the situation and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. While the disruption is currently expected to be temporary, the extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses.

Results of operations

Results of Operations for the Three Months Ended September 30, 2020 and 2019

The following table summarizes the results of our operations during the three months ended September 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during period.

	For the three months ended September 30,		Variance
	2020	2019	Amount	%
Revenue from cryptocurrency mining	$7,909,528	$-	$7,909,528	>100%

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(6,210,712)	-	(6,210,712)	>100%
Depreciation and amortization expenses	(1,171,151)	-	(1,171,151)	>100%
General and administrative expenses	(405,705)	(1,787,384)	1,381,679	(77.3)%
Total operating expenses	(7,787,568)	(1,787,384)	(6,000,184)	335.7%

Income (Loss) from operations	121,960	(1,787,384)	1,909,344	(106.8)%

Other income (expenses)
Realized loss on exchange of cryptocurrencies	(21,721)	-	(21,721)	>100%
Total other expense, net	(21,721)	-	(21,721)	>100%

Income (loss) before income taxes	100,239	(1,787,384)	1,887,623	(105.6)%

Income tax expenses	-	-	-	0%
Net income (loss) from continuing operations	100,239	(1,787,384)	1,887,623	(105.6)%

Net loss from discontinued operations	(100,185)	(1,220,441)	1,120,256	(91.8)%
Net income (loss)	$54	$(3,007,825)	$3,007,879	(100.0)%

Revenues

We commenced our bitcoin mining business in February 2020. We generated revenues from provision of computing power to the digital asset mining pool, and the consideration was in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. Providing computing powers to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended September 30, 2020, we received 739.51 bitcoins from one mining pool operator by providing computing power in our 22,869 miners (including 800 units Innosilicon T3 miners, 256 Bitmain T17+ miners, 2,200 MicroBT M10 Miners, 2,696 MicroBT M20S miners and 16,817 MicroBT M21S miners) and as of September 30, 2020, our hash rate was 1,250 Peta-has per second (Ph/s). For the three months ended September 30, 2020, we recognized revenue of $7,909,528. For the three months ended September 30, 2019, we did not generate revenues from continuing operations.

We will continue to invest in the miners to increase the hash rate capacity, as a percentage of total computing power contributed by all mining pool participants. Our mining operations are distributed in Xinjiang, Inner Mongolia and Sichuan Provinces PRC, and in Nebraska and Texas, United States which was newly launched in September 2020.

In December 2020, we closed an asset acquisition of 17,996 bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742, at a consideration of issuance of an aggregate of 4,344,603 ordinary shares, par value $0.01 per share, at a per share price of $3.20. The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The acquired miners were comprised of 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, 100 Whatsminer M31S. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being deployed, the total energy efficiency will be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%.

As a result, we expect a continued significant increase in revenue for the fourth quarter of fiscal 2020. Also, with more miners operating in the United States, we expect our energy cost to decrease on an overall basis.

Cost of revenues

Cost of revenues of $6,210,712 for the three months ended September 30, 2020 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. As of September 30, 2020, we had 22,769 miners under operation in Inner Mongolia, PRC and Sichuan Province, PRC and 100 miners in Texas, U.S., where provided utility access aggregating 76 megawatts to our miners for the three months ended September 30, 2020.

For the three months ended September 30, 2019, we did not incur cost of revenues from continuing operations.

We expect to have a sharp increase in cost of revenues in the fourth quarter of fiscal year 2020 as we would launch an additional 17,996 units of miners in the December 2020. In addition, we continue to focus on expansion and upgrade of our miners, and the increase in cost of revenues is expected to be in line with the increase of our revenues.

Depreciation and amortization expenses

For the three months ended September 30, 2020, the depreciation and amortization expenses represented depreciation of 22,869 miners with an estimated useful life of 3 years.

For the three months ended September 30, 2019, we did not incur depreciation and amortization expenses from continuing operations.

General and administrative expenses

For the three months ended September 30, 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $246,518, office expenses of $34,436, payroll expenses of $56,405 and travel expenses of $50,490.

For the three months ended September 30, 2019, our general and administrative expenses were primarily comprised of amortization of stock compensation for consulting services of $1,760,000 and office expenses of $27,384.

Realized loss on exchange of cryptocurrencies

We recorded cryptocurrencies are recorded at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain/(loss) on exchange of cryptocurrencies” in the unaudited condensed consolidated statements of operations. For the three months ended September 30, 2020, we recorded a loss of $21,721 from sales of 695.72 bitcoins.

Net loss from discontinued operations

For the three months ended September 30, 2020, our net loss from discontinued operations was comprised of a net loss of $100,185 from classification of accumulated translation adjustments, compared to a net loss from discontinued operations of $1,220,441 for the same period ended September 30, 2019.

Income tax expenses

Income tax expenses was $nil and $nil for the three months ended September 30, 2020 and 2019, respectively, as we incurred net operating losses for the nine months ended September 30, 2020 and 2019, respectively.

Net loss and loss per share

For the three months ended September 30, 2020, our net income was comprised of net income of $100,239 derived from our bitcoin mining business and net loss of $100,185 from our disposed peer-to-peer lending business and car rental business in China (“discontinued operations”); compared to a net loss of $3,007,825 for the same period of last year, derived from $1,787,384 from our continuing business, and $1,220,441 from our discontinued operations.

Income per share was $0.00 and loss per share was $0.20 for the three months ended September 30, 2020 and 2019, respectively. Weighted average number of shares was 42,297,011 and 15,399,185 for the three months ended September 30, 2020 and 2019, respectively.

Results of Operations for the Nine Months Ended September 30, 2020 and 2019

The following table summarizes the results of our operations during the nine months ended September 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during period.

	For the nine months ended September 30,		Variance
	2020	2019	Amount	%
Revenue from cryptocurrency mining	$8,602,226	$-	$8,602,226	>100%

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(6,866,726)	-	(6,866,726)	>100%
Depreciation and amortization expenses	(1,241,652)	-	(1,241,652)	>100%
General and administrative expenses	(1,202,274)	(1,787,384)	585,110	(32.7)%
Total operating expenses	(9,310,652)	(1,787,384)	(7,523,268)	420.9%

Loss from operations	(708,426)	(1,787,384)	1,078,958	(60.4)%

Other income (expenses)
Realized loss on exchange of cryptocurrencies	(15,753)	-	(15,753)	>100%
Interest income	40	-	40	>100%
Other expenses	(1,964)	-	(1,964)	>100%
Total other expense, net	(17,677)	-	(17,677)	>100%

Loss before income taxes	(726,103)	(1,787,384)	1,061,281	(59.4)%

Income tax expenses	-	-	-	0%
Net loss from continuing operations	(726,103)	(1,787,384)	1,061,281	(59.4)%

Net loss from discontinued operations	(3,834,683)	(7,682,866)	3,848,183	(50.1)%
Net loss	$(4,560,786)	$(9,470,250)	$4,909,464	(51.8)%

Revenues

We commenced our bitcoin mining business in February 2020. We generated revenues from provision of computing power to the digital asset mining pool, and the consideration was in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. Providing computing powers to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the nine months ended September 30, 2020, we received 814.23 bitcoins from one mining pool operator by providing computing power in our 22,869 miners (including 800 units Innosilicon T3 miners, 256 Bitmain T17+ miners, 2,200 MicroBT M10 Miners, 2,696 MicroBT M20S miners and 16,817 MicroBT M21S miners) and as of September 30, 2020, our hash rate was 1,250 Peta-has per second (Ph/s). For the nine months ended September 30, 2020, we recognized revenue of $8,602,226. For the nine months ended September 30, 2019, we did not generate revenues from continuing operations.

We will continue to invest in the miners to increase the hash rate capacity, as a percentage of total computing power contributed by all mining pool participants. Our mining operations are distributed in Xinjiang, Inner Mongolia and Sichuan Provinces PRC, and in Texas, United States which was newly launched in in September 2020.

In December 2020, we closed an asset acquisition of 17,996 bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742, at a consideration of issuance of an aggregate of 4,344,711 common shares, par value $0.01 per share, at a per share price of $3.20. The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The acquired miners were comprised of 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, 100 Whatsminer M31S. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being deployed, the total energy efficiency will be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%.

As a result, we expect a continuous significant increase in revenue for the fourth quarter of fiscal 2020. Also, with more miners operating in the United States, we expect the energy cost to decrease on an overall basis.

Cost of revenues

Cost of revenues of $6,866,726 for the nine months ended September 30, 2020 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. As of September 30, 2020, we had 22,769 miners under operation in Inner Mongolia, PRC and Sichuan Province, PRC and 100 miners in Texas, U.S., where provided utility access aggregating 76 megawatts to our miners for the nine months ended September 30, 2020.

For the nine months ended September 30, 2019, we did not incur cost of revenues from continuing operations.

We expect to have a sharp increase in cost of revenues in the fourth quarter of fiscal year 2020 as we would launch an additional 17,996 units of miners in the December 2020. In addition, we continue to focus on expansion and upgrade of our miners, and the increase in cost of revenues is expected to be in line with the increase of our revenues.

Depreciation and amortization expenses

For the nine months ended September 30, 2020, the depreciation and amortization expenses represented depreciation of 22,869 miners with an estimated useful life of 3 years.

For the nine months ended September 30, 2019, we did not incur depreciation and amortization expenses from continuing operations.

General and administrative expenses

For the nine months ended September 30, 2020, our general and administrative expenses were primarily comprised of amortization of stock compensation for consulting services of $456,000, professional and consulting expenses of $541,074, office expenses of $64,211, payroll expenses of $56,405 and travel expenses of $50,490.

For the nine months ended September 30, 2019, our general and administrative expenses were primarily comprised of amortization of stock compensation for consulting services of $1,760,000 and office expenses of $27,384.

Realized loss on exchange of cryptocurrencies

We recorded cryptocurrencies are recorded at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain/(loss) on exchange of cryptocurrencies” in the unaudited condensed consolidated statements of operations. For the nine months ended September 30, 2020, we recorded loss of $15,753 from sales of 754.17 bitcoins.

Net loss from discontinued operations

For the nine months ended September 30, 2020, we provided full impairment of $3,734,498 on the net assets of our discontinued operations, and recorded a net loss from discontinued operations of $100,185 from classification of accumulated translation adjustments, both resulting in a net loss of $3,834,683 million from discontinued operations, compared to a net loss from discontinued operations of $7,682,866 million for the same period ended September 30, 2019.

Income tax expenses

Income tax expenses was $nil and $nil for the nine months ended September 30, 2020 and 2019, respectively, as we incurred net operating losses for the relevant periods.

Net loss and loss per share

For the nine months ended September 30, 2020, our net loss was comprised of net loss of $726,103 derived from our bitcoin mining business and net loss of $3,834,683 from our disposed peer-to-peer lending business and car rental business in China (“discontinued operations”); compared to a net loss of $9,470,250 for the same period of last year, derived from $1,787,384 from our continuing business, and $7,682,866 from our discontinued operations.

Loss per share was $0.18 and 0.63 for the nine months ended September 30, 2020 and 2019, respectively. Weighted average number of shares was 25,745,900 and 15,129,954 for the nine months ended September 30, 2020 and 2019, respectively.

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our shareholders and senior management, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financing.

On May 8, 2020, the Company completed the sale of 6,500,000 ordinary shares at $0.40 per share for gross proceeds of $2,600,000. On July 6, 2020, the Company completed the sale of 21,500,000 ordinary shares at $0.80 per share for gross proceeds of $17,200,000. The proceeds from both private placements were used mainly to purchase bitcoin miners.

On December 3, 2020, the Company closed an asset acquisition of bitcoin miners with total hash rate of 1,003.5 Ph/s, worth of $13,902,742, at a consideration of issuance of an aggregate of 4,344,603 ordinary shares, par value $0.01 per share, at a per share price of $3.20. The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The acquisition of 17,996 miners was comprised of 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, 100 Whatsminer M31S. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being deployed, the total energy efficiency will be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. Halving of bitcoin occurred May 11, 2020 at block 630,000 when the then current 12.5 reward reduced to 6.25. Many factors influence the price of bitcoin and potential increases or decreases in prices in advance of or following a future halving is unknown.

Revenue from Mining Operations

Funding our operations on a go-forward basis will rely significantly on our ability to continue to mine cryptocurrency and the spot or market price of the cryptocurrency we mine. We expect to generate ongoing revenues from the production of cryptocurrencies, primarily bitcoin, in our mining facilities. Our ability to liquidate bitcoin at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin, for example, which exceed our production and costs will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly complex. Furthermore, regardless of our ability to generate revenue from our cryptocurrency assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of cryptocurrency to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin currency rewards has been extremely volatile recently and such volatility has recently been lower and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may be necessary to significantly reduce our current rate of spending or explore other strategic alternatives.

Cash flows

	For the Nine Months Ended September 30,
	2020	2019
Net Cash (Used in) Provided by Operating Activities	$(8,647,894)	$703,882
Net Cash Used in Investing Activities	(10,851,166)	(916,167)
Net Cash Provided by Financing Activities	20,004,720	-
Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	(40,126)
Net increase (decrease) in cash, cash equivalents and restricted cash	505,660	(252,411)
Cash, cash equivalents and restricted cash at beginning of period	615,988	868,399
Cash, cash equivalents and restricted cash at end of period	$1,121,648	$615,988

Net Cash (Used in) Provided by Operating Activities

Net cash used in operating activities was $8,647,894 for the nine months ended September 30, 2020, mainly derived from (i) net loss of $726,103 from continuing operations for the nine months adjusted for noncash provision for depreciation expenses of miners of $1,241,652, and amortization of stock compensation expenses for consulting services of $456,000, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in cryptocurrencies of $8,586,472 as rewards to us for provision of mining services, and (b) an increase in other current assets of $1,196,869, primarily attributable to payment of deposits of $1,172,165 to one service provider who paid utility charges in mining facilities on behalf of us.

Net cash provided by operating activities was $703,882 for the nine months ended September 2019, primarily resulting from cash inflows of $731,266 provided by our discontinued peer-to-peer lending business.

Net Cash Used in Investing Activities

Net cash used in investing activities was $10,851,166 for the nine months ended September 30, 2020, primarily used in purchases of miners of $18,796,938, and netting off against proceeds of $7,934,446 from sales of cryptocurrencies

Net cash used in investing activities was $916,167 for the nine months ended September 30, 2019, primarily resulting from cash outflows of $916,167 provided by our discontinued peer-to-peer lending business.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $20,004,720 for the nine months ended September 30, 2020, primarily provided by proceeds of $19,800,000 from certain shareholders under private placement transactions and borrowings of $204,720 from related parties.

Net cash provided by financing activities was $nil for the nine months ended September 30, 2019.

Off-balance sheet arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of cryptocurrencies and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the unaudited condensed consolidated financial statements as of September 30, 2020.

BIT DIGITAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2020 and December 31, 2019

(Expressed in U.S. dollars, except for the number of shares)

	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$521,648	$15,988
Restricted cash	600,000	-
Cryptocurrencies	652,027	-
Other current assets	1,209,369	12,501
Assets of discontinued operations	-	531,767
Total Current Assets	2,983,044	560,256
Restricted cash, noncurrent	-	600,000
Deposits for equipment	-	110,000
Property and equipment, net	17,665,286	-
Assets of discontinued operations, noncurrent	-	3,246,277
Total Assets	$20,648,330	$4,516,533
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$268,604	$-
Due to related parties	336,722	120,000
Other payables and accrued liabilities	160,665	266,047
Current liabilities of discontinued operations	-	43,546
Total Current Liabilities	765,991	429,593

Total Liabilities	765,991	429,593
Commitments and Contingencies
Shareholders’ Equity
Common shares, $0.01 par value, 150,000,000 and 50,000,000 shares authorized, 43,699,185 and 15,399,185 shares issued and outstanding of September 30, 2020 and December 31, 2019, respectively	436,992	153,992
Share subscription receivables	-	(45,457)
Additional paid-in capital	37,796,285	17,610,220
Statutory reserve	-	6,189
Accumulated deficit	(18,350,938)	(13,790,152)
Accumulated other comprehensive loss	-	(100,185)
Total Bit Digital, Inc.’s Shareholders’ Equity	19,882,339	3,834,607
Noncontrolling interests	-	252,333
Total Equity	19,882,339	4,086,940
Total Liabilities and Equity	$20,648,330	$4,516,533

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Three and Nine Months Ended September 30, 2020 and 2019

(Expressed in U.S. dollars, except for the number of shares)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue from cryptocurrency mining	$7,909,528	$-	$8,602,226	$-

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(6,210,712)	-	(6,866,726)	-
Depreciation and amortization expenses	(1,171,151)	-	(1,241,652)	-
General and administrative expenses	(405,705)	(1,787,384)	(1,202,274)	(1,787,384)
Total operating expenses	(7,787,568)	(1,787,384)	(9,310,652)	(1,787,384)
Income (Loss) from Operations	121,960	(1,787,384)	(708,426)	(1,787,384)
Realized gain (loss) on exchange of cryptocurrencies	(21,721)	-	(15,753)	-
Interest income	-	-	40	-
Other expenses	-	-	(1,964)	-
Net income (loss) from continuing operations before income taxes	100,239	(1,787,384)	(726,103)	(1,787,384)
Income tax expenses	-	-	-	-
Net income (loss) from continuing operations	100,239	(1,787,384)	(726,103)	(1,787,384)

Net loss from discontinued operations	(100,185)	(1,220,441)	(3,834,683)	(7,682,866)

Net income (loss)	$54	$(3,007,825)	$(4,560,786)	$(9,470,250)
Other comprehensive income
Foreign currency translation adjustment	-	(109,248)	-	(75,120)
Comprehensive income (loss)	$54	$(3,117,073)	$(4,560,786)	$(9,545,370)
Weighted average number of ordinary share outstanding
Basic and Diluted	42,297,011	15,399,185	25,745,900	15,129,954
Earnings (Loss) per share
Basic and Diluted	$0.00	$(0.20)	$(0.18)	$(0.63)

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2020 and 2019

(Expressed in U.S. dollars, except for the number of shares)

	For the Nine Months Ended September 30,
	2020	2019

Net loss	$(4,560,786)	$(9,470,250)
Less: Net loss from discontinued operations	3,834,683	7,682,866
Net loss from continuing operations	(726,103)	(1,787,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,241,652	-
Loss from acquisition of a subsidiary	1,964	-
Amortization of stock compensation expenses for services	456,000	1,760,000
Changes in operating assets and liabilities:
Cryptocurrencies	(8,586,472)	-
Other current assets	(1,196,869)	-
Accounts payable	268,604	-
Other payables and accrued liabilities	(106,670)	-
Net Cash Used in Operating Activities from Continuing Operations	(8,647,894)	(27,384)
Net Cash Provided by Operating Activities from Discontinued Operations	-	731,266
Net Cash Used in (Provided by) Operating Activities	(8,647,894)	703,882

Cash Flows from Investing Activities:
Purchases of property and equipment	(18,796,938)	-
Proceeds from sales of cryptocurrencies	7,934,446	-
Acquisition of cash in connection with acquisition of a subsidiary	11,326	-
Net Cash Used in Investing Activities from Continuing Operations	(10,851,166)	-
Net Cash Used Investing Activities from Discontinued Operations	-	(916,167)
Net Cash Used in Investing Activities	(10,851,166)	(916,167)

Cash Flows from Financing Activities:
Proceeds from borrowings from related parties	204,720	-
Proceeds from issuance of common stock under private placement transaction	19,800,000	-
Net Cash Provided by Financing Activities	20,004,720	-

Effect of exchange rate changes on cash and cash equivalents	-	(40,126)
Net increase (decrease) in cash, cash equivalents and restricted cash	505,660	(252,411)
Cash, cash equivalents and restricted cash at beginning of period	615,988	868,399
Cash, cash equivalents and restricted cash at end of period	$1,121,648	$615,988
Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States and Hong Kong. On August 7, 2020, the Company changed its Nasdaq trading symbol to “BTBT”. On September 14, 2020, the Company officially changed its name from “Golden Bull Limited” to “Bit Digital, Inc.”, which the management believes more closely reflects the Company’s bitcoin mining business.

On June 3, 2019, Golden Bull USA was incorporated in the State of New York, which is a wholly owned subsidiary of the Company.

On April 8, 2020, the Company entered into an Instrument of Transfer with Mr. Ching Yeh to acquire his 100% of the ownership interest (10,000 shares) in XMAX Chain Limited (“XMAX”) for HKD 10,000 (approximately $1,290). After the acquisition, XMAX became a wholly owned subsidiary of the Company. XMAX is a Hong Kong company, engaged in bitcoin mining business and was incorporated on March 21, 2018. On the acquisition date, XMAX had a negative net asset of $674, and the Company recorded a loss of $1,964 from the acquisition of XMAX.

On September 1, 2020, we established Bit Digital USA, Inc. (“BT USA”), a wholly owned subsidiary incorporated in Delaware, United States, through which we intend to operate bitcoin mining business with our miners in the United States. In September, we commenced trial operations with 100 units of miners under operation in Texas, United States.

DISPOSITION OF PEER-TO-PEER LENDING BUSINESS AND CAR RENTAL BUSINESS IN PRC

On September 8, 2020, the Board approved the disposal of Point Cattle Holdings Limited, a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC. Upon the sale, we discontinued our peer-to-peer lending business and the car rental business in the PRC (“discontinued operations”). In addition to our bitcoin mining business, we plan to operate our car rental business through Golden Bull USA, Inc., a wholly owned subsidiary based in the United States once the Coronavirus pandemic is curtailed.

On the same date, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Golden Bull USA	● A United States company ● Incorporated on June 3, 2019 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
XMAX CHAIN LIMITED	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
BIT DIGITAL USA, INC.	● A United States company ● Incorporated on September 1, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated financial information as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on July 29, 2020.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019. The results of operations for the three and nine months ended September 30, 2020 and 2019 are not necessarily indicative of the results for the full years.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of cryptocurrencies and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments (continued)

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of cryptocurrencies is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, due from a related party, deposits, other receivables, accounts payable, due to related parties, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Cryptocurrencies

Cryptocurrencies (including bitcoin and bitcoin cash) are included in current assets in the accompanying unaudited condensed consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying unaudited condensed consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the unaudited condensed consolidated statements of operations. The Company accounts for its gains or losses in accordance with the weighted average method of accounting.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
cryptocurrency mining equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

Impairment of long-lived assets

Long-lived assets, including plant and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Cost of revenue

The Company’s cost of revenue consists primarily of direct production costs related to mining operations, including utilities and other service charges, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Earnings (Loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the three and nine months ended September 30, 2020 and 2019, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As of September 30, 2020, the Company’s peer-to-peer lending business and the car rental business in the PRC met all the conditions required in order to be classified as a discontinued operation (Note 1). Accordingly, the operating results of peer-to-peer lending business and the car rental business in the PRC are reported as a loss from discontinued operations in the accompanying unaudited condensed consolidated financial statements for all periods presented. In addition, the assets and liabilities related to our peer-to-peer lending business and the car rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets on December 31, 2019. For additional information, see Note 10, “Disposition of Point Cattle”.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	CRYPTOCURRENCIES

The following table presents additional information about cryptocurrencies:

Amounts
Balance at January 1, 2020	-
Receipt of cryptocurrencies from mining services	$8,602,226
Sales of cryptocurrencies	(7,934,446)
Realized gain on sale of cryptocurrencies	(15,753)
Balance at September 30, 2020	$652,027

4.	OTHER CURRENT ASSETS

The other current assets were comprised of the following:

	September 30, 2020	December 31, 2019

Deposits (a)	$1,172,165	$-
Others	37,204	12,501
Total	$1,209,369	$12,501

(a)	As of September 30, 2020, the balance of deposits represented the deposits made to one service provider who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which was due within 12 months from the effective date of the agreement.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	September 30, 2020	December 31, 2019

Miners	$18,906,938	$-
Less: accumulated depreciation	(1,241,652)	-
Property and equipment, net	$17,665,286	$-

Depreciation expenses were $1,241,652 and $nil for the nine months ended September 30, 2020 and 2019, respectively. Depreciation expenses were $1,171,151 and $nil for the three months ended September 30, 2020 and 2019, respectively.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	COMMON SHARE

On September 4, 2020, our Annual Meeting of Shareholders passed the resolution to the Amendment of the Memorandum of Association to increase authorized common shares from 50,000,000 to 150,000,000. As of September 30, 2020 and December 31, 2019, the Company had 150,000,000 and 50,000,000 common shares authorized.

As of December 31, 2018, there were 14,899,185 shares of common stock issued and outstanding.

On May 27, 2019, the Company issued 500,000 restricted shares to its service providers as compensation for consulting services. The fair value of the services provided was in in the total amount of $1,760,000, at a per share price at the market price of the grant date.

On May 8, 2020, the Company issued 300,000 restricted shares to service providers as compensation for consulting services. The fair value of the services provided was in in the total amount of $456,000, at a per share price at the market price of the grant date.

On May 8, 2020, the Company completed the sale of 6,500,000 restricted ordinary shares at $0.40 per share for gross proceeds of $2,600,000. On July 6, 2020, the Company completed the sale of 21,500,000 restricted ordinary shares at $0.80 per share for gross proceeds of $17,200,000. The proceeds from both private placements were used mainly to purchase miners.

As of September 30, 2020 and 2019, there were 43,699,185 and 15,399,185 ordinary shares issued and outstanding, respectively.

7.	INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

The United States of America

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, Golden Bull USA reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as Golden Bull USA has no deferred tax assets generated since inception.

Hong Kong

XMAX is subject to Hong Kong profits tax at a rate of 16.5%. However, XMAX did not generate any assessable profits arising in or derived from Hong Kong for the nine months ended September 30, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense. The Company does not have any current and deferred tax expenses for the three and nine months ended September 30, 2020 and 2019.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	RELATED PARTIES

During the Company’s normal business operations in the nine months ended September 30, 2020, the Company borrowed funds from the Company’s shareholders and senior management as working capital to support the Company’s operations when needed. Such borrowings were non-interest bearing and due on demand. As of September 30, 2020, the balance of due to related parties was $336,722, comprised of balance of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer, and balance of $7,000 due to one shareholder.

As of December 31, 2019, the balance of due to related parties was $120,000, representing advances of working capital from one shareholder.

9.	CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of September 30, 2020, the Company was not aware of any legal proceeding or arbitration cases.

10.	DISPOSITION OF POINT CATTLE

On September 8, 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (“Point Cattle”, or the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. Point Cattle Holdings Limited was a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC.

On September 8, 2020, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the disposition contemplated by the Disposition SPA is completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Point Cattle and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Point Cattle. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Point Cattle and its subsidiaries and VIEs, nor to the Purchaser.

On the same date, management was authorized to approve and commit to a plan to sell Point Cattle, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. Considering the suspension of peer-to-peer lending business and the car rental business in the PRC, the net assets relevant to the sale of Point Cattle was fully impaired by the Company for the nine months ended September 30, 2020. The loss of $100,185 representing reclassification of accumulated translation adjustments to disposal loss was recognized as the net loss from disposal of discontinued operation in the three and nine months ended September 30, 2020.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	DISPOSITION OF POINT CATTLE (CONTINUED)

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the unaudited condensed consolidated balance sheet as of September 30, 2020.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the unaudited condensed consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2020 and 2019:

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2020	2019	2020	2019
Discontinued Operations
Turnover	$-	$-	$-	$4,547,432
Cost of sales	-	-	-	(19,378)
Operating expenses	-	(1,220,441)	-	(10,982,932)
Other income, net	-	-	-	(1,227,988)
Impairment of net assets	-	-	(3,734,498)	-
Net gain from discontinued operations	(100,185)	-	(100,185)	-
Net loss from discontinued operations	$(100,185)	$(1,220,441)	$(3,834,683)	$(7,682,866)

Total operating cash flows provided by discontinued operations for the nine months ended September 30, 2020 and 2019 were $nil and $731,266, respectively. Total investing cash flows used in discontinued operations for the nine months ended September 30, 2020 and 2019 were $nil and $916,167, respectively. No cash flows were provided by or used in financing activities for the nine months ended September 30, 2020 and 2019, respectively.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	SUBSEQUENT EVENTS

On November 9, 2020, the Company entered into certain asset purchase agreements (the “APA”) with certain “Non-U.S. Persons” (the “Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a private placement (the “Offering”). Pursuant to the APA, the Company agreed to issue to an aggregate of 4,344,603 ordinary shares (the “Shares”), par value $0.01 per share, at a per share price of $3.20, or total consideration from such offering of $13,902,742, to acquire $13,902,742 worth of bitcoin miners with total hash rate of 1,003.5 Ph/s. The Company closed the acquisition on December 3, 2020.

The closing of the acquisition increased the Company’s total hash rate by approximately 1,003.5 Ph/s, from 1,250 Ph/s to 2,253.5 Ph/s. The acquisition of 17,996 miners was comprised of 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, 100 Whatsminer M31S. The average energy efficiency of these miners is 47.45 (+/-5%) joules per terahash (J/TH). With these miners being deployed, the total energy efficiency will be decreased from 61.88 (+/-5%) J/TH to 55.33 (+/-5%) by 10.59%.

These miners are distributed in Xinjiang, Sichuan and Inner Mongolia Provinces PRC and are expected to be fully installed before the end of December 2020.